UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE REGARDING BOARD APPROVAL OF BUYBACK

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information relating to the outcome of its April 27, 2023 meeting of its Board of Directors. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 27, 2023, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that its Board of Directors approved a proposal to buyback up to 26,96,62,921 equity shares (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) of the Company for an aggregate amount not exceeding Rs. 120,00,00,00,000/- (Rupees Twelve Thousand Crores only) at a price of Rs. 445/- (Rupees Four Hundred and Forty Five only) per equity share. The proposed buyback is subject to the approval of shareholders by way of a special resolution through postal ballot. A copy of the letter to the securities exchanges is attached hereto as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: April 28, 2023

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated April 27, 2023.